

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 5, 2020

Levi Jacobson
President
Hemp Naturals, Inc.
16950 North Bay Road, Suite 1803
Sunny Isles Beach, FL 33160

> **Re: Hemp Naturals, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 24, 2020**
> **File No. 024-11201**

Dear Mr. Jacobson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed April 24, 2020

General

1.   Please revise your offering circular to discuss the effects that COVID-19 has had, and that you expect it will have, on your business and financial condition. In addition, please consider providing risk factor disclosure.

Our Offering, page 3

2.   In the first paragraph, you refer to offering a maximum of 2.5 billion shares. On the cover page and bottom of page 3, you state you are offering a maximum of 1 billion shares. Please reconcile.

Signatures, page 25

3.   It appears that some of the signatures were incorrectly dated. Please revise accordingly.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Thomas DeNunzio